

May 8, 2014

Via E-mail
Richard Palmer
Chief Financial Officer
Global Clean Energy Holdings, Inc.
2790 Skypark Drive, Suite 105
Torrance, California 90505

> **Re:** **Global Clean Energy Holdings, Inc.**
> **Form 10-K for the Year Ended December 31, 2012**
> **Filed March 29, 2013**
> **Form 10-Q for the Quarter Ended September 30, 2013**
> **Filed November 7, 2013**
> **Form 8-K furnished May 30, 2013**
> **Response Letter Dated April 24, 2014**
> **File No. 000-12627**

Dear Mr. Palmer:

We have reviewed your response letter dated April 24, 2014, and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by confirming that you will revise your documents in future filings (unless otherwise indicated as in comment 13) and providing any requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2012

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 26

Critical Accounting Policies, page 27

1. We note from your response to our prior comment 1 that the 43% growth rate is based on projected revenue from acres planted with Camelina and the maturing Mexican Jatropha farms. In light of the fact that it appears revenue decreased significantly during the first

nine months of 2013, please tell us the amount of revenue growth (if any) that has occurred subsequent to September 30, 2013. If revenue has not begun to increase from amounts in prior periods, we believe that it may be appropriate to revise the growth rate used in your revenue projections for your impairment analysis. Also, please advise us if any impairment charges have been recorded on your long-lived assets subsequent to the third quarter of 2013.

Form 10-Q for the Quarter Ended September 30, 2013

2. We note from your response letter that you did not respond to our prior comment 2 from our letter dated April 3, 2014. As such we reissue the comment as follows. We note from your response to our prior comment 4 in your letter dated February 7, 2014, that you will revise future filings to reflect the loss on the sale of the investment as a component of loss from operations on the face of the statement of operations. Please ensure that your Form 10-K for the year ended December 31, 2013 reflects this reclassification and includes footnote disclosure describing the reclassification from its previous presentation in your Form 10-Qs.

Report on Form 8-K/A dated March 12, 2013 filed May 30, 2013
Exhibit 23.1

3. We note from your response letter that you did not respond to our prior comment 4 from our letter dated April 3, 2014. As such we reissue the comment as follows. We note from your response to our prior comment 5 in your letter dated February 7, 2014, that you have requested the audit firm to correct the dates and you will include the appropriately dated consent as an exhibit to the report on Form 8-K. Please file this Form 8-K and the revised consent as soon as possible.

You may contact Claire Erlanger at (202) 551-3301 if you have questions regarding comments on the financial statements and related matters. You may also contact me at (202) 551-3813.

Sincerely,

/s/ Linda Cvrkel

Linda Cvrkel
Branch Chief